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                                                                EXHIBIT 17(d)(6)


FOR:                     CAPREIT


CONTACT:                 Richard L. Kadish
                         (301) 231-8700

KCSA CONTACT:            Leslie A. Schupak
                         (212) 682-6565 ext. 207
                         Fax: (212) 338-9558
                         E-Mail:  KCSA@AOL.COM

                                                 FOR IMMEDIATE RELEASE
                                                 ---------------------

                   CAPREIT ACCUSES DOMINIUM OF ATTEMPTING TO
                                SABOTAGE MERGER

ROCKVILLE, MD --October 14, 1996 -- Capital Apartments Properties, Inc. (CAPREIT) Presidential Richard L. Kadish has called attempts by Dominium Tax Exempt Fund LLP to impede a proposed merger between CRITEF partnerships and affiliates of CAPREIT "malicious, egregious, and in furtherance of their 'green mail' solicitations."

          Kadish stated: "After Dominium tried and failed for seven months to produce a better cash offer than CAPREIT's, Dominium proposed to CAPREIT that it enter into a management contract which would have given Dominium $3.5 million in termination fees upon approval of the merger of the Funds. I believe their attempt to impede the merger is a continuation of their effort to obtain green mail."

          Kadish further pointed out that Dominium holds only 100 shares each of CRITEF I, II and III which were only purchased within the last few weeks. "We can only speculate that Dominium may seek to profit by a fall in the BAC prices should the merger fail.

          "By marked contrast," the CAPREIT President said, "Our offers, each of which provides a premium to the BAC holders, has been reviewed and approved by the Delaware Chancery Court. In addition, the price being offered to each BAC Holder has the support of a
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Fairness Opinion from a nationally recognized investment banking firm with extensive experience in real estate valuations."

          CAPREIT's price offer constitutes a 27 percent premium to the market price the day CAPREIT made its bid, according to Kadish. He pointed out that the CRITEF proxy underwent an extensive review by the Securities and Exchange Commission to ensure that all relevant facts were stated and explained.

          "CAPREIT's offer has been made fairly and with the belief that BAC Holders will receive significantly more value from the mergers than they would be able to obtain by selling their BAC's in the public marketplace at the prices that prevailed immediately prior to the initial announcement of the mergers. This has been substantiated by the fact there has been no higher firm bids from other nationally recognized real estate firms," Kadish said.

          CAPREIT owns, develops and manages multifamily garden-style and townhome communities throughout the Midwest, Mid-Atlanic, Northeast and Southeast United States. CAPREIT currently owns and manages 30 properties with 8,942 housing units. CAPREIT also manages an additional 39 apartment communities on behalf of third-party owners.

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